SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of September 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Completes Hail-Shuweihat Survey for ADNOC

Paris, France – 2 September, 2015

CGG announced today that, with the support of its Seabed Geosolutions joint venture with Fugro, it has successfully completed the acquisition of a 3D seismic survey over the Hail and Shuweihat oil and gas fields in the Emirate of Abu Dhabi, one of the world’s most environmentally sensitive areas. The survey is part of an integrated project, including data processing and reservoir characterization, awarded to CGG by the Abu Dhabi National Oil Company (ADNOC).

Seismic operations were implemented to the highest QHSE standards to acquire the two-part survey, covering a total area of 1200 sq km and lasting over 18 months. The first part involved acquisition of over 600 sq km of data for the Hail project located offshore and in the shallow waters of the Merawah natural reserve which has a very rich biodiversity and is a marine UNESCO World Heritage site. It was immediately followed by the acquisition of over 500 sq km of data over an offshore and onshore area of the Shuweihat field, which, due to its location on the site of various government projects and interests of the Emirate of Abu Dhabi, called for careful planning and coordination.

Processing of the high-quality data collected during the survey is being conducted in conjunction with reservoir characterization in CGG’s Abu Dhabi center. A good understanding of the geological targets and integration of well information at the outset of processing was key to providing reliable images over a large geological sequence for the extraction of key faults and mapping of stratigraphic traps.

ADNOC’s satisfaction with the acquisition component of the Hail-Shuweihat survey also played a part in its recent award to CGG of a contract for a 1500 sq km shallow water seabed survey over the Ghasha-Butini field to be acquired with the support of Seabed Geosolutions.

Jean-Georges Malcor, CEO, CGG, said: “CGG is proud to be a key player in the high level of seismic activity currently ongoing in Abu Dhabi, as part of ADNOC’s plans to implement their extensive mid- and long-term field development projects. The choice of CGG for this integrated project indicates the strength of our shallow water and seabed solutions and our ability to successfully deliver complex programs, combining acquisition and subsurface expertise. We are particularly pleased that ADNOC wishes to benefit from our acquisition experience in environmentally sensitive areas to support its commitment to protecting the Emirate’s natural environment.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 8,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications	Investor Relations

Christophe Barnini	Catherine Leveau
Tel: + 33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: : invrelparis@cgg.com	E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 2nd, 2015	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO